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                               June 14, 2024

       Edward McGee
       Chief Financial Officer
       Grayscale Ethereum Mini Trust (ETH)
       c/o Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Mini Trust (ETH)
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 30, 2024
                                                            File No. 333-278878

       Dear Edward McGee:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
       Cover Page

   2. Please revise your cover page to disclose that you are registering an indeterminate number of Shares.
   3. Please revise your cover page to disclose that the Trust is not registered and subject to regulation under the
1940 Act and add a cross-reference to the related risk factor discussion on page 38.
 Edward McGee
FirstName  LastNameEdward  McGee
Grayscale Ethereum Mini Trust (ETH)
Comapany
June       NameGrayscale Ethereum Mini Trust (ETH)
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary, page 1

4. Please revise the summary to discuss the prohibition on Staking and the related consequences discussed on page 46, including disclosure that the inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.
Risk Factors, page 17

5. Please add a separately-captioned risk factor addressing the risk that validators may suffer losses due to Staking, or Staking may prove unattractive to validators, which could make the Ethereum network less attractive. Include a discussion of the types of sanctions the
         Ethereum network may impose for validator misbehavior or inactivity. If a malicious actor or botnet obtains control of more than 50% of the validating power on the
Ethereum Network..., page 23

6. Please revise this risk factor to discuss in greater detail the risk that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or Staking of Ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked Ether). Explain how the value of
         Ether and the value of the Shares may be impacted by an attack.
7. Please also add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked Ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of Ether, and thus the value of the Shares.
Business
Overview of the Ethereum Industry and Market, page 82

8. Please revise to add a discussion of the spot Ether markets and Ether futures markets.
Determination of the Index Price When Index Price is Unavailable, page 93

9. Please revise your disclosure on page 93 to clarify whether the Sponsor has a license agreement with the Secondary Index Provider to use the Secondary
Index.
Government Oversight, page 96

10. Please revise this section to include a discussion of the regulation of Ether futures and government oversight.
 Edward McGee
Grayscale Ethereum Mini Trust (ETH)
June 14, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameEdward McGee
                                                           Division of
Corporation Finance
Comapany NameGrayscale Ethereum Mini Trust (ETH)
                                                           Office of Crypto
Assets
June 14, 2024 Page 3
cc:       Dan Gibbons
FirstName LastName